Exhibit 14.1

GOLDEN ENTERTAINMENT, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics (the “Code”) was adopted by the Board of Directors (“Board”) of Golden Entertainment, Inc. on November 1, 2016.  Golden Entertainment, Inc. and its subsidiaries are collectively referred to in this Code as the “Company,” “we,” “our” or “us.”

1.Overview.  This Code sets forth the guiding principles by which we conduct our daily business with our shareholders, customers, vendors and with each other.  This Code applies to all of our officers, directors and employees, including our chief executive officer, chief operating officer, chief financial officer, chief accounting officer, corporate controller, and all other senior financial officers.  While this Code does not cover every issue that may arise, you are always expected to use good judgment and to act in accordance with the standards of conduct set forth in this Code.  All of our officers, directors and employees are expected to be familiar with the Code and must conduct themselves in compliance with this Code, which has been adopted to encourage:

•	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;
•	Full, fair, accurate, timely and understandable disclosures;
•	Compliance with applicable governmental laws, rules and regulations;
•	Prompt internal reporting of any violations of law or the Code;
•	Accountability for adherence to the Code, including fair process by which to determine violations;
•	Consistent enforcement of the Code, including clear and objective standards for compliance; and
•	Protection for persons reporting any such questionable behavior.

If any law, rule or regulation conflicts with this Code, you should comply with such law, rule or regulation.  If you have any questions about these conflicts, you should ask your supervisor, manager or the Company’s chief legal officer.  Anyone who violates this Code will be subject to disciplinary action, up to and including termination of employment, that will be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code.

2.Compliance with Laws, Rules and Regulations.  The Company is obligated to comply with all applicable laws, rules and regulations of the cities, states and countries in which we operate.  It is the personal responsibility of each of our officers, directors and employees to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.  Although not all of our officers, directors and employees are expected to know the details of all of these laws, rules and regulations, when in doubt it is important to seek advice from supervisors, managers or the Company’s chief legal officer regarding such compliance.  Our officers and directors are also required to promote compliance by all employees with the Code and to adhere to the principles and procedures set forth in the Code.

3.Conflicts of Interest.  All of our officers, directors and employees should avoid any action or interest that may conflict with the Company’s interest.  A “conflict of interest” exists when a person’s private interests interfere in any way (or appear to interfere) with the interests of the Company.  A conflict of interest can arise when an officer, director or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interest may also arise when an officer, director or employee, or members of his or her family, receives improper personal benefits as a result of his or her position at the Company.

Each officer, director or employee has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handing of actual or apparent conflicts of interest between personal and professional relationships.  In the event that any action or interest of an officer, director or employee (or any of their family members) may conflict with the Company’s interests, such officer, director or employee must report such action or interest to the chief legal officer of the Company if such officer, director or employee (or any of their family members) wishes to pursue such action or interest.  The chief legal officer shall determine if such action or interest represents a conflict of interest, and if so, shall present such action or interest to the Board for its consideration as to whether to grant a waiver for such officer, director or employee or family member to pursue said action or interest.

Conflicts of interest can also occur indirectly.  For example, a conflict of interest may arise when an officer, director or employee is also an executive officer, a major shareholder or has a material interest in a company or organization doing business with the Company.  It is frequently a conflict of interest for an officer, director or employee of the Company to work simultaneously for a competitor, customer or supplier.  You are not allowed to work for a competitor as an employee, consultant or director without the consent of the Company’s Audit Committee or the Board.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

4.Corporate Opportunities.  Our officers, directors and employees owe a duty to us to advance our legitimate interests when the opportunity to do so arises.  Our officers, directors and employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Company’s Audit Committee or the Board.  No officer, director or employee of the Company may use corporate property, information or position for improper personal gain.

5.Confidentiality.  In carrying out the Company’s business, our officers, directors and employees may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners.  Confidential information includes all non-public information that might be of use to our competitors, or harmful to us or our customers or suppliers, if disclosed.  It also includes information that suppliers and customers have entrusted to us.  All of this information is confidential regardless of its form (oral, written, electronic or other) and regardless of whether or not it is labeled as “confidential.”  Our officers, directors and employees must maintain the confidentiality of confidential information entrusted to them by us or our customers or suppliers, except when disclosure is required by laws, rules or regulations.  This obligation to preserve confidential information continues even after employment with the Company ends.

6.Competition and Fair Dealing.  We seek to outperform our competition fairly and honestly.  We seek competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary information, possessing or utilizing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present officers, directors or employees of other companies is prohibited.  No officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

7.Protection and Proper Use of Company Assets.  All of our officers, directors and employees should protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on our profitability.  Any suspected incident of fraud or theft should be immediately reported to the Company’s chief legal officer for investigation.  Company equipment should only be used for legitimate business purposes, although reasonable incidental personal use is generally permitted.

Your obligation to protect our assets includes protection of our proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information violates Company policy.

8.Discrimination and Harassment.  We are committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.

9.Health and Safety.  We strive to provide each of our officers and employees with a safe and healthy work environment.  Violence and threatening behavior are not permitted.  Officers and employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol.  The use of illegal drugs in the workplace will not be tolerated.

10.Record-Keeping.  We require honest and accurate recording and reporting of information in order to make responsible business decisions.  All of our financial books, records and accounts must appropriately reflect our transactions and events and must conform both to applicable legal requirements and to our system of internal controls.  Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.  Records should be retained or destroyed according to the Company’s record retention policies.

11.SEC and Other Public Disclosures.  As a public company, the information in our filings with and submissions to the SEC and other public communications must be full, fair, accurate, timely and understandable.  To ensure the Company meets this standard, our chief executive officer, chief financial officer, chief accounting officer, corporate controller, and all other senior financial officers (collectively, “Senior Financial Officers”) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties.  Our officers, directors and employees are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.  Depending on your position with the Company, you may be required to provide information for our filings with and submissions to the SEC and other public communications.  We expect that our officers, directors and employees take this responsibility seriously and provide prompt and accurate answers to inquiries relating to our filings with and submissions to the SEC and other public communications.

12.Accounting Complaints.  It is our policy to comply with all applicable financial reporting and accounting regulations.  If any officer, director or employee has concerns or complaints regarding questionable accounting or auditing matters, then he or she is encouraged to submit those concerns or complaints directly to our chief legal officer, or to any member of the Audit Committee, or anonymously in accordance with the procedures set forth in our Policy 5011 Reports of Questionable Accounting or Auditing Practices.  Such persons will strive to maintain the confidentiality of any such submissions to the maximum extent consistent with fair and rigorous review of the submission, subject to applicable laws, regulations and legal proceedings.  Retaliation against anyone who makes any such submission is strictly prohibited.  You will not suffer any penalty for making a submission in good faith.

13.Reporting Violations, Accountability and Enforcement.  The Company promotes ethical behavior at all times, and our officers, directors and employees are encouraged to talk to supervisors, managers, the Company’s chief legal officer, a member of the Company’s Audit Committee or other appropriate personnel when in doubt about the best course of action in a particular situation.

Our officers, directors and employees should promptly report to the Company’s chief legal officer, or in his or her absence to a member of the Company’s Audit Committee, on a confidential basis, suspected or known violations of laws, rules or regulations or the Code.  Reports may be made anonymously.  Such persons will strive to maintain the confidentiality of any report to the maximum extent consistent with fair and rigorous review of the violation, subject to applicable laws, regulations and legal proceedings.  Retaliation against anyone who reports suspected or known violations is strictly prohibited.  You will not suffer any penalty for reporting in good faith any violation.

The Company’s Audit Committee or the Company’s chief legal officer shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports.  The Company’s Audit Committee or the Company’s chief legal officer will then determine the appropriate disciplinary action.  Such disciplinary action includes, but is not limited to, reprimand, termination of employment, and possible civil and criminal action.

14.Waivers of the Code of Business Conduct and Ethics.  This Code may only be amended or modified by the Board.  Any waiver of this Code may only be made by the Board.  Amendments, modifications and waivers of this Code will be promptly disclosed by the Company to the extent required under the Securities Exchange Act of 1934, as amended, and the NASDAQ Listing Requirements.

15.No Rights Created.  This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s officers, directors and employees in the conduct of the Company’s business.  It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity.